UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KOSMOS ENERGY LTD.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35167	98-0686001
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8176 Park Lane
Dallas,	Texas	75231
(Address of Principal Executive Offices)		(Zip Code)

Josh R. Marion, Senior Vice President and General Counsel, Tel no. +1 214 445 9600, Email jmarion@kosmosenergy.com
Neal D. Shah, Senior Vice President and Chief Financial Officer, Tel no. +1 214 445 9600, Email nshah@kosmosenergy.com
(Name and telephone, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2023.
☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1), for the fiscal year ended December 31, 2023.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

Kosmos Energy Ltd. (the "Company") is relying on the alternative reporting provision of Item 2.01(c) of Form SD.

The Company is subject to, and has published its report on payments to governments in response to the requirements of DTR 4.3A of the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules (DTR 4.3A) that implements the payments to governments requirements provided for in the EU Transparency Directive in the United Kingdom.

The Company has prepared a report of payments made to governments for the year ended December 31, 2023 in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209) as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928) (the Regulations) and DTR 4.3A of the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules (DTR 4.3A). The Payments to Government data are reflective of select payments made to government entities by Kosmos Energy Ltd. These payments are categorized consistent with the Report on Payments to Governments Regulations 2014 (as amended in December 2015). The Regulations are recognized by the United States Securities and Exchange Commission as an alternative reporting regime that satisfies the transparency objections of Section 13(q) under the Securities Exchange Act of 1934 for purposes of alternative reporting under Rule 13q-1(c) and paragraph (c) of Item 2.01 of Form SD.

The Company's report on payments to governments for the year ended December 31, 2023, has been provided to the National Storage Mechanism and is available for inspection at https://data.fca.org.uk/artefacts/NSM/RNS/5220499.html.

The payment disclosure required by Item 2.01 of Form SD for the year ended December 31, 2023 is included as Exhibit 2.01 to this Form SD.

Section 3 - Exhibits
Item 3.01    Exhibits
The following exhibit is included as part of this report.

Exhibit 99.1 - Our Report on Payments to Government for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 5, 2024

KOSMOS ENERGY LTD.

By:	/s/ NEAL D. SHAH
Neal D. Shah
Senior Vice President and Chief Financial Officer

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